UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26063

barnesandnoble.com inc.

(Exact Name of Registrant as specified in its charter)

76 Ninth Avenue, New York, New York 10011; (212) 414-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h- 3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h- 3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h- 3(b)2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:      One

      Pursuant to the requirements of the Securities Exchange Act of 1934, barnesandnoble.com inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 27, 2004	BY: /s/ Marie J. Toulantis

Marie J. Toulantis
Chief Executive Officer

Instruction:     This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.